UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DISCOVER FINANCIAL SERVICES
2500 Lake Cook Road
Riverwoods, Illinois 60015

DISCOVER FINANCIAL SERVICES 401(k) PLAN
December 31, 2015 and 2014
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available For Benefits as of December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5

Notes to the Financial Statements	6

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2015	13
Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	18

Exhibit Index	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee
Discover Financial Services 401(k) Plan
Riverwoods, Illinois

We have audited the accompanying statements of net assets available for benefits of Discover Financial Services 401(k) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended
December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Discover Financial Services 401(k) Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2016

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Participant-directed investments, at fair value	$1,052,070,789	$1,043,800,447

Receivables:
Notes receivable from participants	26,463,204	26,115,904
Employer contributions	26,698,736	23,972,881
Receivables for securities sold	36,468	227,871
Accrued investment income	176,758	178,951
Total receivables	53,375,166	50,495,607

Total assets	1,105,445,955	1,094,296,054

LIABILITIES
Payables for securities purchased	424,011	217,187
Other accrued liabilities	323,412	286,987
Total liabilities	747,423	504,174

NET ASSETS AVAILABLE FOR BENEFITS	$1,104,698,532	$1,093,791,880

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

2015
ADDITIONS:
Contributions:
Participant contributions	$61,755,393
Rollover contributions	5,435,268
Employer contributions	55,777,785
Total contributions	122,968,446

Investment income (loss):
Net depreciation in fair value of investments	(42,996,535)
Dividends and interest income	5,240,425
Net investment loss	(37,756,110)

Total additions	85,212,336

DEDUCTIONS:
Benefits paid to participants	73,672,069
Administrative expenses	633,615
Total deductions	74,305,684

INCREASE IN NET ASSETS	10,906,652
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,093,791,880
End of year	$1,104,698,532

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
At December 31, 2015 and 2014 and for the year ended December 31, 2015
1.    DESCRIPTION OF THE PLAN
The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.
General
The Plan was adopted by Discover Financial Services (the “Company”) effective July 1, 2007 for its eligible employees and the eligible employees of its participating affiliated employers. The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan's assets may be invested in qualifying employer securities. The portion of the Plan's assets invested in qualifying employer securities is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7), further discussion regarding the Company Stock Fund is within "Plan Amendments" paragraph.
All of the Plan's investments are held in a trust account at The Bank of New York Mellon (the “Custodian”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Employee Benefits Committee.
Eligibility
Full-time and part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Other employees of the Company including those regularly scheduled to work less than 20 hours per week and temporary employees are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21. The Plan provides for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of participation.
Participant Contributions
Each year, participants may contribute up to 30% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations. A Non-Highly Compensated Employee may make After-Tax Contributions to the Plan for any year equal to any whole percentage from 1% to 10% of the Participant's Earnings as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.
Employer Contributions
The Company contributes a fixed 3% of eligible pay and matches 100% on the first 2% of eligible pay (as defined in the Plan) employees contribute on a pre-tax basis, plus 50% on the next 4% of eligible pay employees contribute on a pre-tax basis, subject to certain limitations. All participating employees who have made pre-tax contributions of at least 6% of annual earnings are eligible for an adjustment match at year end. The adjustment match will be equal to the difference between the maximum company match the participant is eligible to receive and the matching contributions credited to the participant's account during the plan year, whether or not a plan limit was reached during the year.
The Company matching contributions are made as soon as is administratively practicable following the end of the payroll period, generally bi-weekly, based on employee pre-tax contributions. The Company fixed contributions are made annually based on eligible pay.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocations of the Company's contribution and Plan earnings, and charged with the participant's withdrawals, an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant's balance or earnings, other than participant-directed transactions that may have individual fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement, Death and Disability
A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after two years of service, as defined in the Plan.
Forfeitures
Any nonvested matching contributions or Company fixed contributions credited to a participant's account shall be forfeited as of the end of the month in which the participant terminates employment. These forfeitures may be used to offset future employer contributions to the Plan or to pay Plan expenses. During the year ended December 31, 2015, employer contributions were reduced by $1,900,000 from forfeited nonvested accounts.
Investments
The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan's investment options, other than the Company Stock Fund, which is maintained pursuant to the terms of the Plan. Effective September 21, 2015, the Retirement Plan Investment Committee appointed Evercore Trust Company, N.A. as the independent fiduciary and investment manager of the Company Stock Fund. In addition to the Company Stock Fund, the investment options of the Plan include Collective Trusts, Mutual Funds and the Separately Managed Fund. Plan participants direct the investment of their account balances into the various investment options offered by the Plan. Company matching contributions for the 2015 Plan year were made in cash and invested in accordance with the participant's investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company, at the Company's discretion.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.
Loans to Participants
Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. Loans shall bear a reasonable rate of interest as determined by the Plan Administrator. With the exception of certain transferred loans, a participant may only have one outstanding loan in his or her Plan account at any time. Interest income is recognized over the life of the loan.
Payment of Benefits
Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.
Non-hardship Withdrawals
While a participant is employed by the Company, they may withdraw any or all vested portions of their Plan account upon attaining age 59 1/2. Participants may also withdraw their after-tax contributions at any time. Withdrawals are limited to two per calendar year.
Hardship Withdrawals
Participants may withdraw any or all vested portions of their Plan account, other than any portions related to fixed Company contributions or qualified non-elective employer contributions, in the event of a hardship, as defined in the Plan.

Payments of benefits from the Plan are generally made in cash. A participant may elect to receive his or her interest in the Company Stock Fund in the form of stock certificates. A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $1,287,393 and $623,571 at December 31, 2015 and 2014, respectively.
Administrative Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2015, the majority of administrative expenses were paid directly by the Company.
Plan Amendments
The Plan was amended, effective January 1, 2015, to clarify (1) the effective date of the definition of spouse and (2) that the Company Stock Fund shall be maintained for so long as investments in the Company Stock Fund are consistent with the provisions of ERISA Section 404(a)(1)(D). The Plan was amended, effective November 30, 2015, to allow Company matching and fixed contributions for eligible participants employed by a participating Company that ceases operations during a plan year to be made during the same plan year.

In its capacity as the settlor and sponsor of the Plan, the Company amended the Plan on December 15, 2015, to eliminate the Company Stock Fund as an Investment Fund under the Plan, effective November 30, 2016, and to terminate the ability of Plan participants to effect transactions with respect to the Company Stock Fund after November 30, 2016 and to liquidate the Company Stock Fund as soon as practicable thereafter.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America "GAAP".
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
Risks and Uncertainties
The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Investment Valuation
The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan's assets at fair value:
Company Common Stock
Company common stock is valued at the closing price reported on the stock exchange market on the last business day of the Plan year.
Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Collective Trusts
These investments are not traded on an active market, but instead are valued using the NAV provided by the administrator of the fund as a practical expedient to estimate fair value. The unit price is based on underlying investments which are traded on an active market. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirements for participants and 90 days advance notice requirement for the Target Date funds for the Plan. There were no unfunded commitments as of December 31, 2015 and 2014.
Separately Managed Account
The investments in this account are managed by an outside investment firm but are individually held by the Plan. The common stocks are valued at the closing price reported on the stock exchange markets on the last business day of the Plan year. Short term investments are valued at cost which approximates fair value.
Stable Value Collective Trust Fund
A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
Investment Income
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the average cost of the assets at the beginning of the year, or at time of purchase of assets purchased during the year, and the related average cost on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Receivables
Contributions receivable
The carrying amount of the contributions receivable approximate fair value due to their short-term maturities.
Receivables for securities sold
Represent pending sales of investments that have not yet settled.
Accrued investment income
Represents dividend and interest income that have been earned but have not yet been received. Dividends are accrued on their ex-dividend dates, while interest income is recorded when earned.
Notes receivable from participants
Represent outstanding principal and interest balance on loans receivable from participants and are recorded when participants take out a loan. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.
Payables for securities purchased
Represent pending purchases of investments that have not yet settled.

Benefits paid to participants
Benefits are recorded upon distribution.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.
On July 31, 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts and (Part II) Plan Investment Disclosures. The standard clarifies that a plan’s investments in stable value funds are not Fully Benefit Responsive Investment Contracts and should be measured and presented only at fair value. Resulting from adoption of this standard, investments at fair value was decreased by $970,145 from the amount previously reported as of December 31, 2014 and adjustment from fair value to contract value for fully benefit-responsive investment contracts of $970,145 as of December 31, 2014 was eliminated.
The standard provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the Emerging Issues Task Force, simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans. Part II eliminates disclosure of the individual investments that represent 5% or more of Plan net assets and disclosure of net appreciation/depreciation by investment type. Plan investments must be disaggregated only by general type on the statement of net assets available for benefits and in the footnotes.
The Plan adopted these standards effective December 31, 2015, which provided for simplified investments disclosures on the Plan’s financial statements, but they had no effect on the Plan’s net assets available for benefits or the changes therein. Both standards require retrospective application to all periods presented.
3.    FAIR VALUE DISCLOSURES
The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820:
Level 1 - Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;
Level 2 - Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;
Level 3 - Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.
In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Assets Measured at Fair Value on a Recurring Basis
There were no Level 2 and Level 3 assets or liabilities measured at fair value on a recurring basis at December 31, 2015 or 2014 or at any point during the year ended December 31, 2015.

There is no difference between the carrying value and the fair value of these funds. The following table presents information about the Plan's assets measured at fair value on a recurring basis at December 31, 2015 and 2014 and indicates the level within the fair value hierarchy with which each of those items is associated:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Total
Balance at December 31, 2015
Investments
Common stock
Company common stock	$108,462,000	$108,462,000
Other common stock	141,586,786	141,586,786
Total common stock	250,048,786	250,048,786

Mutual Funds	80,313,545	80,313,545

Collective Trusts measured at net asset value(1)	—	721,708,458

Total investments at fair value	$330,362,331	$1,052,070,789

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Total
Balance at December 31, 2014
Investments
Common stock
Company common stock	$151,917,873	$151,917,873
Other common stock	152,762,576	152,762,576
Total common stock	304,680,449	304,680,449

Mutual Funds	91,233,593	91,233,593

Collective Trusts measured at net asset value(1)	—	647,886,405

Total investments	$395,914,042	$1,043,800,447

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
4.    PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trusts managed by the Plan Custodian, The Bank of New York Mellon. Because The Bank of New York Mellon is the Plan Custodian, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 2,022,790 and 2,319,711, respectively, shares of common stock of the Company, the sponsoring employer, with a fair value of $108,462,000 and $151,917,873, respectively. During the year ended December 31, 2015, the Plan recorded dividend income on the common stock of the Company of $2,463,406.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.
5.    FEDERAL INCOME TAX STATUS
On August 15, 2014, the Plan Sponsor received a favorable determination letter from the Internal Revenue Service ("IRS") that the Plan satisfies the requirements of the applicable sections of the Internal Revenue Code. No provision for income taxes has been recorded in the accompanying financial statements. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

The Plan has been amended since receiving the determination letter, however Plan management believes that the Plan is currently designed and being operated in material compliance with the applicable requirements of the Internal Revenue Code.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,104,698,532	$1,093,791,880
Change in value reported on the Form 5500 and the financial statements for the stable value collective trust	—	970,145
Corrective distributions	(416)	(7,787)
Distributions and withdrawals payable	(1,287,393)	(623,571)
Net assets available for benefits per Form 5500	$1,103,410,723	$1,094,130,667

The following is a reconciliation of the increase in net assets per the financial statements to the form 5500:

2015
Increase in net assets per the financial statements	$10,906,652
Change in value reported on the Form 5500 and the financial statements for the stable value collective trust	(970,145)
Change in corrective distributions	7,371
Change in distributions and withdrawals payable	(663,822)
Net increase per Form 5500	$9,280,056

Employer Identification Number 36-2517428; Plan Number 003
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

		Mutual Funds
	Dodge & Cox	Dodge & Cox International Stock Fund		$70,548,677
	Dimensional Fund Advisors	DFA Emerging Market Core Equity Fund		3,411,149
	Pacific Investment Management Company LLC	PIMCO Foreign Bond (U.S. Dollar-Hedged)		5,071,292
	Pacific Investment Management Company LLC	PIMCO Inflation Response Multi-Asset Fund		1,282,427

		Collective Trusts
	State Street Global Advisors	SSgA S&P 500 Index		138,673,324
	State Street Global Advisors	SSgA Global All Cap Equity Ex-U.S. Index		45,703,672
	State Street Global Advisors	SSgA Russell Small Mid Cap Index		34,779,976
	State Street Global Advisors	SSgA U.S. Bond Index Fund		50,312,347
*	The Bank of New York Mellon	Mellon EB Temporary Investment Fund II		3,952,438
	Loomis, Sayles & Company	Loomis Sayles Small/Mid Cap Core Trust		53,903,318
	Loomis, Sayles & Company	Loomis Sayles Core Plus Fixed Income Fund		49,410,569
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund C		79,446,151
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Active Fund		12,369,833
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund		3,196,949
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund		29,857,052
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund		18,750,632
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund		28,687,696
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund		29,122,027
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund		52,424,699
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund		27,412,001
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund		24,638,214
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Fund		18,057,664
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund		20,916,263
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2060 Fund		93,633

		Common Stock
*	Discover Financial Services	Common Stock		108,462,000
	AT&T Inc	Common Stock		1,524,363
	Abbott Laboratories	Common Stock		1,001,313
	Adobe Systems Inc	Common Stock		1,589,653
	Aetna Inc	Common Stock		1,322,848
	Alexion Pharmaceuticals Inc	Common Stock		1,226,141
	Alphabet Inc	Common Stock		4,669,389
	Alphabet Inc	Common Stock		87,137

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Amazon.com Inc	Common Stock		2,514,987
	American Electric Power Co Inc	Common Stock		413,717
	American International Group Inc	Common Stock		861,569
	Ameriprise Financial Inc	Common Stock		381,196
	Apple Inc	Common Stock		4,474,918
	Avalonbay Communities Inc	Common Stock		786,419
	Axiall Corp	Common Stock		134,488
	BB&T Corp	Common Stock		589,760
	Baker Hughes Inc	Common Stock		402,843
	Bank of America Corp	Common Stock		2,719,055
	Best Buy Co Inc	Common Stock		560,006
	Biomarin Pharmaceutical Inc	Common Stock		455,916
	Biogen Inc	Common Stock		1,167,806
	Blackrock Inc	Common Stock		1,210,889
	Boston Scientific Corp	Common Stock		1,108,594
	Bristol-Myers Squibb Co	Common Stock		1,712,871
	CMS Energy Corp	Common Stock		498,084
	CSX Corp	Common Stock		244,527
	Cabot Oil & Gas Corp	Common Stock		599,921
	Canadian Pacific Railway Ltd	Common Stock		553,018
	Celgene Corp	Common Stock		2,004,782
	Charter Communications Inc	Common Stock		1,141,629
	Chevron Corp	Common Stock		2,298,478
	Chipotle Mexican Grill Inc	Common Stock		435,704
	Citigroup Inc	Common Stock		2,319,073
	Coca-Cola Co/The	Common Stock		1,018,066
	Cognizant Technology Solutions	Common Stock		910,864
	Columbia Pipeline Group Inc	Common Stock		615,320
	Comcast Corp	Common Stock		856,664
	Costco Wholesale Corp	Common Stock		1,508,895
	Crown Holdings Inc	Common Stock		855,360
	Dr Horton Inc	Common Stock		648,864
	Dish Network Corp	Common Stock		926,545
	EI Du Pont De Nemours & Co	Common Stock		1,026,040
	EOG Resources Inc	Common Stock		243,022
	EQT Corp	Common Stock		850,814
	East West Bancorp Inc	Common Stock		420,795
	Edison International	Common Stock		911,242
	Exxon Mobil Corp	Common Stock		826,504
	Facebook Inc	Common Stock		2,950,156
	Fidelity National Information Services	Common Stock		811,737
	Fluor Corp	Common Stock		903,083
	Ford Motor Co	Common Stock		635,304
	Fortune Brands Home & Security Inc.	Common Stock		463,814
	Arthur J Gallagher & Co	Common Stock		344,633
	Gilead Sciences Inc	Common Stock		784,627

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	HP Inc	Common Stock		437,476
	Harman International Industries Inc.	Common Stock		820,381
	Hershey Co/The	Common Stock		326,282
	Honeywell International Inc	Common Stock		2,079,789
	Humana Inc	Common Stock		1,005,190
	Illumnia Inc	Common Stock		634,378
	Intercontinental Exchange Inc	Common Stock		1,009,408
	Kimberly-Clark Corp	Common Stock		856,220
	L-3 Communications Holdings In	Common Stock		663,639
	Lam Research Corp	Common Stock		2,069,923
	Eli Lilly & Co	Common Stock		2,046,591
	Lowe's Cos Inc	Common Stock		3,561,409
	Masco Corp	Common Stock		598,885
	McKesson Corp	Common Stock		1,204,878
	MetLife Inc	Common Stock		1,216,724
	Microsoft Corp	Common Stock		4,453,102
	Molson Coors Brewing Co	Common Stock		1,010,391
	Mondelez International Inc	Common Stock		1,280,227
	Morgan Stanley	Common Stock		1,825,226
	Mosaic Co/The	Common Stock		669,251
	NextEra Energy Inc	Common Stock		885,351
	Norfolk Southern Corp	Common Stock		191,512
	Northrop Grumman Corp	Common Stock		433,130
	Occidental Petroleum Corp	Common Stock		1,726,489
	Oracle Corp	Common Stock		216,952
	PPL Corp	Common Stock		787,618
	PACCAR Inc	Common Stock		1,188,650
	Pepsico Inc	Common Stock		1,986,210
	Pfizer inc	Common Stock		1,174,637
	Philip Morris International Inc	Common Stock		1,545,458
	Pioneer Natural Resources Co	Common Stock		680,688
	Procter & Gamble Co/The	Common Stock		548,803
	Prologis Inc	Common Stock		1,176,180
	PulteGroup Inc	Common Stock		208,779
	Ralph Lauren Corp	Common Stock		628,078
	SVB Financial Group	Common Stock		557,641
	Charles Schwab Corp/The	Common Stock		1,204,843
	Stanley Black & Decker Inc	Common Stock		743,695
	TJX Cos Inc/The	Common Stock		979,834
	T-Mobile US Inc	Common Stock		326,887
	Texas Instruments Inc	Common Stock		561,254
	Tiffany & Co	Common Stock		774,420
	Time Warner Inc	Common Stock		968,433
	Time Warner Cable Inc	Common Stock		459,706
	Toll Brothers Inc	Common Stock		306,959
	Twenty-First Century Fox Inc	Common Stock		1,735,497

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Union Pacific Corp	Common Stock		1,137,888
	United Continental Holdings In	Common Stock		1,551,971
	United States Steel Corp	Common Stock		129,523
	United Technologies Corp	Common Stock		2,436,143
	UnitedHealth Group Inc	Common Stock		2,237,513
	VF Corp	Common Stock		869,135
	Valeant Pharmaceuticals Intern	Common Stock		553,688
	Valero Energy Corp	Common Stock		886,845
	Vertex Pharmaceuticals Inc	Common Stock		1,183,179
	Visa Inc	Common Stock		2,373,805
	Wells Fargo & Co	Common Stock		3,291,063
	XCEL Energy Inc	Common Stock		622,428
	YUM! Brands Inc	Common Stock		872,436
	Allegion PLC	Common Stock		381,215
	Allergan PLC	Common Stock		2,545,625
	Accenture Plc	Common Stock		2,050,394
	Eaton Corp Plc	Common Stock		856,370
	Invesco Ltd	Common Stock		471,432
	Chubb Ltd	Common Stock		1,173,174
	TE Connectivity Ltd	Common Stock		968,568
	AerCap Holdings NV	Common Stock		205,657
	NXP Semiconductors NV	Common Stock		1,518,185
	Royal Caribbean Cruises Ltd	Common Stock		1,036,390
	Avago Technologies Ltd	Common Stock		2,943,642

*	Participant loans	Maturing 2016 - 2030 at interest rates between 4.25% and 10.50%		26,463,204
	Total Investments Held at End of Year			$1,078,533,993

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and therefore is not included.

Employer Identification Number 36-2517428; Plan Number 003
Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2015

Schedule H Line 4a - Schedule of Delinquent Participant Contributions
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan for year ended 12/31/2015	$984	$—	$—	$—

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits
Committee, as Plan Administrator

June 23, 2016	By:	/s/ Robert Puryear
Robert Puryear, Chairman
Discover Financial Services Employee Benefits
Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.